Exhibit 4.4

CUSIP NO.: 47102 XAF 2 No. 1

6.700% Notes due 2017
$450,000,000

JANUS CAPITAL GROUP INC.

UNLESS AND UNTIL THIS CERTIFICATE IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE REGISTERED FORM, THIS CERTIFICATE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE THEREOF OR BY A NOMINEE THEREOF TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR OF THE DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND SUCH CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

Janus Capital Group Inc., a Delaware corporation (formerly known as Stilwell Financial Inc.) (herein referred to as the "Company", which term includes any successor corporation under the Indenture hereinafter defined), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $450,000,000 on June 15, 2017 (the "Maturity Date") and to pay interest thereon from June 14, 2007, or from the most recent Interest Payment Date (hereinafter defined) to which interest has been paid or duly provided for, semiannually on June 15 and December 15 of each year (each, an "Interest Payment Date"), commencing December 15, 2007, at 6.700% per annum (subject to any applicable adjustments as set forth in Paragraph 15 of the 2017 Notes Certificate (as defined below)) until the principal hereof is paid or duly provided for.

Any payment of principal or interest required to be made on a day that is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such day and no interest shall accrue as a result of such delayed payment. Interest payable on each Interest Payment Date will include interest accrued from and including June 14, 2007, or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, to but excluding such Interest Payment Date.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the person (the "Holder") in

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whose name this Note (or one or more predecessor Securities) is registered at the close of business on the June 1 and December 1 (whether or not a Business Day) immediately preceding such Interest Payment Date (each, a "Regular Record Date"). Any such interest not so punctually paid or duly provided for ("Defaulted Interest") will forthwith cease to be payable to the Holder on such Regular Record Date and may either (1) be paid to the Person in whose name this Note is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee (referred to herein), notice of the proposed payment of such Defaulted Interest and the Special Record Date therefore having been given to the Holder of this Note not less than ten days prior to such Special Record Date, or (2) be paid at any time in any other lawful manner, all as more fully provided in the Indenture.

For purposes of this Note, "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the city of New York, New York are authorized or obligated by law or executive order to close.

Payment of the principal of this Note on the Maturity Date will be made against presentation of this Note at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, the City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts. So long as this Note remains in book-entry form, all payments of principal and interest will be made by the Company in immediately available funds.

General. This Note is one of a duly authorized issue of securities (herein called the "Securities") of the Company, issued under an Indenture, dated as of November 6, 2001 (the "Indenture"), between the Company (as successor to Stilwell Financial Inc.) and The Bank of New York Trust Company, N.A. (as successor to The Chase Manhattan Bank), a New York banking corporation, as trustee (herein called the "Trustee," which term includes any successor trustee under the Indenture with respect to a series of which this Note is a part). Reference is made to the Indenture, all indentures supplemental thereto and the officers' certificate setting forth the terms of the Notes (hereinafter defined), dated June 14, 2007 (the "2017 Notes Certificate"), for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Note is one of a duly authorized series of Securities designated as "6.700% Notes due 2017" (collectively, the "Notes").

Events of Default. If an Event of Default with respect to the Notes shall have occurred and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

Modification and Waivers; Obligations of the Company Absolute. The Indenture permits the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Notes, subject to certain exceptions set forth in the Indenture. Such amendments may be effected under the Indenture at any time with the consent of the Holders of not less than a majority in principal amount of all Notes then Outstanding issued under the Indenture and affected thereby, subject to certain exceptions

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set forth in the Indenture. The Indenture also contains provisions permitting the Holders of not less than a majority in principal amount of the Notes at the time Outstanding, on behalf of the Holders of all Notes at such time Outstanding, to waive compliance by the Company with certain provisions of the Indenture. Furthermore, provisions in the Indenture permit the Holders of not less than a majority in principal amount of the Notes then Outstanding to waive on behalf of all of the Holders of such Notes certain past defaults under the Indenture and their consequences. Any such consent or waiver shall be conclusive and binding upon the Holder of this Note and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, place and rate, and in the coin or currency herein prescribed.

Defeasance and Covenant Defeasance. The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Note and (b) certain restrictive covenants and the related defaults and Events of Default, upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Note.

Authorized Denominations. The Notes are issuable only in registered form without coupons in denominations of $1,000 or any integral multiple of $1,000.

Registration of Transfer or Exchange. As provided in the Indenture and subject to certain limitations herein and therein set forth, the transfer of this Note is registrable in the Security Register upon presentation of this Note for registration of transfer at the office or agency of the Company in any place where the principal of and interest on this Note are payable, duly endorsed by or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

As provided in the Indenture and subject to certain limitations herein and therein set forth, the Notes are exchangeable for a like aggregate principal amount of Notes of different authorized denominations, as requested by the Holders surrendering the same.

This Note is a Global Security. If the depositary with respect to the Notes (which shall initially be DTC) is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Notes in definitive registered form without coupons, in any authorized denominations, of like tenor, in an aggregate principal amount equal to the principal amount of the Registered Securities in global form (the "Registered Global Note"), in exchange for such Registered Global Note(s). In addition, the Company may at any time and in its sole discretion determine that the Notes will no longer be represented by Registered Global Notes and, in such event, will issue Notes in definitive registered form, in such tenor, in any authorized denominations and in an aggregate

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principal amount equal to the principal amount of the Registered Global Notes representing such Notes, in exchange for such Registered Global Notes. In any such instance, an owner of a beneficial interest in a Registered Global Note will be entitled to physical delivery in definitive registered form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes so issued in definitive registered form will be issued in denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

No service charge shall be made for any such registration of transfer or exchange, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Holder as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

Defined Terms. Unless otherwise defined in this Note, all capitalized terms used in this Note shall have the meanings assigned to them in the Indenture.

Governing Law. This Note shall be governed by and construed in accordance with the law of the State of New York, without regard to principles of conflicts of laws.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

* * * * * *

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IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed as of the date hereof.

Dated: June 14, 2007

JANUS CAPITAL GROUP INC.

By: /s/ Gregory A. Frost
    Name: Gregory A. Frost
    Title: Chief Financial Officer and Senior Vice President

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Securities referred to in the
within-mentioned Indenture

THE BANK OF NEW YORK TRUST COMPANY, N.A.,
    as Trustee

By: /s/ Lawrence M. Kusch
               Authorized Officer

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ASSIGNMENT FORM


To assign this Note, fill in the form below: (I) or (we) assign and transfer this Note to

_____

(Insert assignee's soc. sec. or tax I.D. no.)

_____

_____

_____

_____

(Print or type assignee's name, address and zip code)

and irrevocably appoint _____
to transfer this Note on the books of Janus Capital Group Inc. The agent may substitute another to act for him.

_____

Date: _____

                                                       Your Signature: _____

                                                       (Sign exactly as your name appears on the face of this Note)

                                                       Signature guarantee:


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